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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 0-29986

                              WEALTH MINERALS LTD.
                 (Translation of registrant's name into English)

             #1901 - 1177 West Hastings St. Vancouver, B.C. V6E 3K2
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

The purpose of this 6K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval ("SEDAR").

List of Exhibits furnished with this 6-K


      1. Consolidated Audited Annual Financial Statements for the year ended November 30, 2002.
      2.    Form 51-901-F for year ended November 30, 2002
      3.    Quarterly Report for period ended February 28, 2002
      4.    Form 51-901-F for period ended February 28, 2002.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        WEALTH MINERALS LTD.
                                                           (Registrant)


                                                 By: /s/ Gary Freeman, President
                                                            (Signature)*

Date July 31, 2004

*     Print the name and title of the signing officer under his signature.